Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

Management’s Discussion and Analysis

2

1.1

Date

2

1.2

Overview and Management’s Discussion and Analysis

2

1.2.1

Casierra Diamond Property, Sierra Leone

3

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

4

1.2.3

Kaslo Silver Property, British Columbia

4

1.2.4

Kootenay Gemstone Property, British Columbia

5

1.2.5

Goldsmith Property, British Columbia

5

1.2.6

Stephens Lake Property, Manitoba

6

1.2.7

Wine Nickel-Copper Property, Manitoba

6

1.2.8

Grand Nickel Project (Cedar Claims), Manitoba

6

1.2.9

Mineral Property Option Payments Due In Fiscal 2009

7

1.2.10

Market and Industry Trends

7

1.3

Selected Annual Information

8

1.4

Results of Operations

9

1.5

Summary of Quarterly Results

12

1.6

Liquidity

13

1.8

Off-Balance Sheet Arrangements

15

1.9

Transactions with Related Parties

15

1.10

Fourth Quarter

16

1.11

Proposed Transactions

17

1.12

Critical Accounting Estimates

17

1.13

Critical Accounting Policies and Changes in Accounting Policies

17

1.14

Financial Instruments and Other Instruments

19

1.15

Other MD& A Requirements

19

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

20

1.15.2

Disclosure of Outstanding Share Data

20

Other Information

21

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

Management’s Discussion and Analysis

Forward-Looking Statements:  This Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labour disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.  Actual results could differ from those currently projected.  The Company does not assume the obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials may use the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101”)), the definition of reserves differs from that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

1.1

Date

The effective date of this interim report is November 28, 2008.

1.2

Overview and Management’s Discussion and Analysis

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of Cream Minerals Ltd. for the three and six months ended September 30, 2008.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

•

Cream’s consolidated loss for the six months ended September 30, 2008 (“fiscal 2009”), was $2,951,190 or $0.06 per share compared to Cream’s consolidated loss of $688,388 or $0.02 per share in the six months ended September 30, 2007 (“fiscal 2008”).  In fiscal 2009, the Company wrote-off its exploration activities in Sierra Leone, the Kootenay Gemstone Property and the Grand Nickel property in Manitoba for a total of $2,400,438.  There were no mineral property write-downs in fiscal 2008.

•

In fiscal 2009, the Company completed a private placement of 1,658,635 non-flow-through units at a price of $0.22, each unit comprised of one common share and one share purchase warrant exercisable at a price of $0.25 for one year.  In addition, the Company completed a private placement of 1,010,800 flow-through units at a unit price of $0.25, each unit comprised of one common share and one share purchase warrant exercisable at a price of $0.28 for one year.  Net

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

proceeds raised were $606,742.  In fiscal 2008, Cream raised net proceeds of $1,087,516 in private placements by the exercise of 1,745,300 share purchase warrants and 1,145,500 stock options.

•

During fiscal 2009, cash used in operations was $432,073 compared to $392,417 used in operations in fiscal 2008.

In October 2008, Mr. Michael O’Connor was appointed as President and Chief Executive Officer and director of the Company.  Mr. Frank Lang continues as Chairman of the Board.

1.2.1

Casierra Diamond Property, Sierra Leone

In June 2006 the Company earned a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, from Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (collectively, “Casierra”).  Casierra currently holds a 90% interest in the Offshore Marine Licence EPL 5/94 and held a 100% interest in the Hima Licence EPL 1/94 until the summer of 2008.  The licences must be renewed every two years, and the Company did not renew its interest in EPL 1/94.

In 2008 the Company conducted a program of test mining on the Sewa River licence area which continued until May 2008 and was undertaken on the flanks of two of the five largest diabase dykes that cross the 500-meter wide river.  The Company received good cooperation from the local landowners.  Some infrastructure work including road maintenance and bridge construction was also completed to improve access for the operations and for the villages along the Sewa River.  Initial work conducted on the claims was encouraging, however it was then discovered that artisanal and local miners have been working the claims for several years unknown to the Company.  As a result, the three test areas examined did not produce the recovery expected.  There are many other untested areas, but work was halted with the approach of the rainy season and higher water levels.

An environmental study and application for conversion to a full mining licence would have been necessary for the next stage of exploration on the Sewa Licence and the Company did not proceed with the next stage. As a result, the Company advised the government of Sierra Leone that it would not be renewing its license for the Sewa River claims.

In the year ended March 31, 2008, Cream determined that it would write the property down by $1,586,240 to a nominal carrying value of $1.  As a result of the return of the claims to the government of Sierra Leone, the exploration and maintenance costs, and the cost of all vehicles and equipment have been written down to a nominal value of $20,000 pending disposition.  This has resulted in an additional write-down of $468,335 related to the Sewa River claims in the six months ended September 30, 2008.  All dredging and concentrator plant equipment is located in a secure storage facility, pending sale.

The Company has extended the term of the marine exploration licence for a further two years as provided for in the regulations in order to provide time for a bulk sampling program to be undertaken when funding is secured, or it is determined that the Company will be unable to obtain adequate funding by joint venture or other form of transaction.  Although the Company has extended the marine exploration licence for a further two-year period, it has determined that it will write down the offshore claim by $1,521,515 to a nominal carrying value of $1, due to the lack of adequate financing available to the Company to carry out the exploration program necessary for the offshore licence..

Mr. Val T. Collier is the Country Agent for Cream and assists with its operations in Sierra Leone.  As a respected career civil servant and former Commissioner of the Anti-Corruption Commission, he brings a strong element of corporate social responsibility to the Company’s Sierra Leone operations.

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

Mr. Benjamin Ainsworth, consultant to Cream, and Mr. Frank A. Lang, Chairman and a director of Cream are the significant shareholders in CDC.  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.  Mr. Benjamin Ainsworth, P.Eng. President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC.

Exploration expenditures incurred on the Casierra claims in fiscal 2009 before write-downs, (fiscal 2008 numbers in brackets) include the following: community relations - $32,040 ($328); assays and analysis - $Nil ($1,630); dredging and bulk sampling - $112,276 ($22,449); geological and geophysical - $8,623 ($93,344); site activities, including the write-off of equipment - $279,713 ($235,777), stock-based compensation - $4,728 ($99,402); and travel and accommodation - $30,955 ($127,679).

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

The Nuevo Milenio property covers several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes.  Although the original size of the property has been reduced over time to reduce the carrying costs, consisting of taxes paid semi-annually, the Company retains a full 100% interest in the Nuevo Milenio property.  This project has excellent infrastructure and is only 20 kilometres (km) (that is as the crow flies, 27k by road) from Tepic, the capital of Nayarit State, Mexico.  Tepic has a population of 300,000 people, and is 150 kilometers northeast of Puerto Vallarta.  The property is readily accessible, being only a three kilometres from paved a highway.  In addition a railway, airport, power lines and water are within reasonable distance of the property providing cost effective access to infrastructure in the event the property is advanced to production.

Cream has defined a work program as outlined in the Phase 1 and Phase 2 exploration program recommended in the NI 43-101 compliant report dated January 30, 2008, by Ferdinand Holcapek, P.Eng. Geology.  Mr. Holcapek is a Director and is Administrator General, Cream Minerals de Mexico, SA de CV, the Company’s Mexican subsidiary, and supervises exploration programs on the Nuevo Milenio Project.  He is the Company's "Qualified Person" for this project for the purpose of NI 43-101.

The objective of the work program is to upgrade the reported Inferred Mineral Resource and define the open pit (o/p) and underground (u/g) mineral targets to classifiable NI 43–101 compliant Mineral Resources by underground development work (1,000 m) and diamond drilling (8,000 m).

No metallurgical tests have been conducted on the mineralized targets and no metallurgical problems are anticipated.  This is due to mainly solitary Gold/Silver occurrences in volcanic ash (rhyolitic lithic tuffs).  Based on the observed simple mineralogy (free gold, silver-sulphides and pyrite) and trace element analysis, metallurgical recovery is assumed to be close to 100%.  The above program is anticipated to be completed in 1½ years at a budgeted cost of US$2.6 million, subject to financing.

Exploration expenditures incurred on the Nuevo Milenio property in fiscal 2009, (comparable fiscal 2008 numbers in brackets) include the following: assays and analysis - $1,690 ($10,328); drilling - $Nil ($448,739); geological and geophysical - $63,780 ($88,630); site activities - $62,491 ($87,511); stock-based compensation - $6,134 ($48,814); and travel and accommodation - $13,015 ($18,593).

1.2.3

Kaslo Silver Property, British Columbia

The 100%-owned Kaslo Silver Property hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  It is located 12 kilometres west of Kaslo in southern British Columbia.  Cost estimates to complete a recommended exploration program on the property, including airborne and ground geophysical surveys (completed in 2006), diamond and rotary drilling, and bulk sampling, total $2,020,000.  This planned program will be undertaken when sufficient funding is obtained.

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

Exploration costs incurred on the property totalled $526 in fiscal 2009 compared to $738 in fiscal 2008.

Ms. Linda Dandy, P.Geo. of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of NI 43-101.

1.2.4

Kootenay Gemstone Property, British Columbia

The Company held an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement called for the issuance of 500,000 common shares (issued) and cash payments totalling $100,000 ($20,000 paid) over 72 months.  Cream has also staked additional claims adjacent to the claims in the original option.  Work initially completed on the property demonstrated that the Shaw Creek Stock, and immediately surrounding country rock, was highly prospective for beryl mineralization (aquamarine and emerald).  Results from a trenching program undertaken in the summer of 2008 did not meet the Company’s expectations however, and as a result the Company has written the property off for a total write-down of $371,186, and returned the property to the optionor.

Ms. Linda Dandy, P.Geo. of P&L Geological Services, was the Company’s project supervisor and “Qualified Person” for the purpose of NI 43-101.

1.2.5

Goldsmith Property, British Columbia

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($70,000 paid) over six years.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($90,000 paid) over six years.  The optionors will retain a 2.0% net smelter returns royalty (“NSR”) on all metals.  The Company may acquire one half of the NSR on each of the two properties for $1,000,000 each upon commencement of commercial production or earlier.

The Goldsmith Property contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, and Gold Park) throughout a 3-kilometre long belt of altered volcanic and sedimentary host rocks.  Cream has now increased the size of its claim holdings by staking 87 new claims, due to the encouraging rock and soil sampling.  The new claim acquisitions more than double the size of the original claim block and cover six small, undeveloped historic showings.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith group and are considered jointly to form the Goldsmith Property.

An excavator trenching program was commenced in the fall of 2007 on the property when Cream obtained extremely encouraging results from rock grab and chip samples collected from the numerous small-scale historic workings.  Six excavator trenches were dug in the area of the historic Bullock and Goldsmith workings.  Two of the trenches were put in to cross-section the geology between old adits/trenches.  One trench exposed the Goldsmith-V2 vein for 64 metres along its strike, and three short trenches opened up areas where prior surface sampling (from a road cut) returned high gold assay results.  An additional 20 excavator trenches were excavated in the late summer of 2008.  The trenches include excavating around several of the historic workings, plus exposing bedrock in areas of geochemical and geophysical anomalies.  Trenching results are detailed in a news release dated May 7, 2008, which can be found on the Company’s website.  The planned excavator trenches for 2008 are located within a strong gold soil geochemical anomaly, greater than 2 kilometers in length and coincident with a series of strong

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

aeromagnetic anomalies.

Exploration expenditures incurred on the Goldsmith and other properties in British Columbia in fiscal 2009 of $16,518 compared to $11,162 in fiscal 2008.

Linda Dandy, P.Geo. of P&L Geological Services, is the Company’s supervisor and “Qualified Person” for the purpose of NI 43-101.

1.2.6

Stephens Lake Property, Manitoba

The Trout Claim Group is situated 100 kilometres east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”), agreed to pool three respective and contiguous exploration licences, so that each would hold an undivided one-third interest in all three of the exploration licences.  The Companies have since reduced the size of the property to the Trout Claim Group.  The Trout Claim Group was acquired under an option agreement whereby the Companies made combined cash payments totaling $110,000 and issued a combined 200,001 common shares.  Having earned the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  To date, a joint venture agreement has not been completed.

1.2.7

Wine Nickel-Copper Property, Manitoba

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totaling $105,000 ($25,000 paid) and issuing 200,000 common shares (100,000 issued) over a 48-month period.  In the six months ended September 30, 2008, the Company issued 50,000 common shares and made a cash payment of $40,000, pursuant to the option agreement.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

As a result of drilling completed in the summer of 2007 on the Wine Property,  the results of which are detailed in a news release dated July 19, 2007 which can be found on the Company’s website, , a VTEM survey was flown over the Wine Property and the Company’s Cedar Claims in the late spring of 2008.  The results of the VTEM survey are currently being analyzed and will be issued in a news release when available.

Mr. A. J. Spooner, P.Eng. of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for NI 43-101.

1.2.8

Grand Nickel Project (Cedar Claims), Manitoba

In October 2007, the Company entered into an option agreement to acquire 100% interest in the Grand Nickel Project (the Cedar 1, MB7355 and MEL 324B claims), located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  Cream had the exclusive right and option to earn a 100% interest in the property by making payments totalling $105,000 and issuing 200,000 common shares to the optionor over a 48-month period.  The Company was to make cash payments to the optionor of $10,000 on regulatory approval (paid); $15,000 one year following regulatory approval; $40,000 two years and $40,000 three years following regulatory approval.  The

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

Company is to issue at its option a total of 200,000 common shares as follows: 50,000 common shares upon regulatory approval (issued); and 50,000 common shares annually on the same payment dates as the cash payments noted above.  The Company was to incur exploration expenditures totalling $5,000 within one year following the date of regulatory approval, $10,000 cumulative on or prior to the second anniversary; $15,000 cumulative on or prior to the third anniversary; and $20,000 cumulative on or prior to the fourth anniversary of regulatory approval.  Results from an airborne VTEM survey conducted over this property in the late summer did not meet expectations and as a result, the property was returned to the optionor and a write-off of $39,402 in acquisition and exploration costs was recorded in fiscal 2009.

Exploration expenditures on all of the Manitoba properties in fiscal 2009, with the fiscal 2008 numbers in brackets, were: assays and analysis - $Nil ($1,338); drilling - $Nil ($120,470); geological and geophysical - $75,394 ($12,832); site activities - $133 ($752), and travel and accommodation, including helicopter transport – $Nil ($69,432).  Write-offs of exploration costs of $5,152 related to the Grand Nickel property are included in these exploration expenditures.

1.2.9

Mineral Property Option Payments Due In Fiscal 2009

The Company must make cash payments totalling $120,000 and issue 100,000 common shares in the year ended March 31, 2009, to maintain the mineral property interests held at September 30, 2008.  At the date of this report, cash payments of $80,000 have been made and 50,000 common shares have been issued pursuant to the agreements.

1.2.10

Market and Industry Trends

The average gold and silver prices in 2007 were US$695 and US$13 per ounce, respectively, and the average prices for 2008 up to November 27, 2008, were US$877 and US$15 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver, or any other source of revenue.

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at March 31, 2008	As at March 31, 2007	As at March 31, 2006

Current assets	$ 272,021	$ 404,737	$ 432,366
Mineral property interests	4,765,477	3,837,781	1,323,978
Other assets	277,475	212,704	104,612
Total assets	5,314,973	4,455,222	1,860,956

Current liabilities	1,332,707	401,127	466,508
Shareholders’ equity	3,982,266	4,054,095	1,394,448
Total shareholders’ equity and liabilities	$ 5,314,973	$ 4,455,222	$ 1,860,956

Working capital (deficiency)	$ (1,060,686)	$ 3,610	$ (34,142)

	For the years ended March 31,
	2008	2007	2006
Expenses
Amortization	$ 624	$ 1,890	$ 6,443
Finance costs	154,010	--	--
Foreign exchange losses / (gains)	41,516	(2,330)	3,141
Legal, accounting and audit	74,714	42,419	26,642
Management and consulting fees	136,500	102,500	37,500
Office and administration	132,444	79,474	133,781
Property investigation costs	1,734	12,132	--
Salaries and benefits	115,736	75,929	84,795
Shareholder communications	353,259	286,510	190,246
Stock-based compensation	414,484	67,867	232,287
Travel and conferences	21,262	19,458	49,139
Write-down of investments	--	--	24,999
Write-down of mineral property interests	1,586,240	--	172,697
(Recovery) of value added tax	--	--	(69,841)
Interest income	(5,745)	(22,499)	(565)
Loss for the year	(3,026,778)	(663,350)	(891,264)
Loss per common share	$ (0.06)	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding – basic and diluted	47,872,669	38,395,299	32,188,964

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

1.4

Results of Operations

Six Months Ended September 30, 2008, Compared to Six Months Ended September 30, 2007

For fiscal 2009, Cream incurred a loss of $2,951,190, or loss per common share of $0.06, compared to a loss of $688,388, or a loss of $0.02 per common share in fiscal 2008.

	Three Months Ended September 30,		Six Months Ended September 30,
	2008	2007	2008	2007

Expenses
Amortization	$ 103	$ 103	$ 205	$ 420
Finance costs	10,672	--	21,000	--
Foreign exchange	4,768	691	4,991	27,986
Legal, accounting and audit	43,949	13,820	53,583	24,649
Management fees	37,500	32,500	80,000	67,000
Office and administration	42,807	30,373	90,724	55,196
Property investigations	--	1,343	--	1,703
Salaries and benefits	51,604	47,867	90,333	80,699
Shareholder communications	72,187	81,862	165,058	152,605
Stock-based compensation	19,591	108,082	40,879	279,067
Travel and conferences	2,147	1,636	4,479	1,971
Write-down of mineral property interests	2,105,100	--	2,400,438	--
Interest and other income	(434)	(703)	(500)	(2,908)
	2,389,994	317,574	2,951,190	688,388

Loss for the period	2,389,994	317,574	2,951,190	688,388

Loss per share, basic and diluted	$ 0.05	$ 0.01	$ 0.06	$ 0.02

Weighted average number of common shares outstanding – basic and diluted	50,456,775	44,242,782	48,560,209	43,917,925
Number of common shares outstanding at end of period	50,812,588	44,708,809	50,812,588	44,708,809

General and administrative expenses, not including stock-based compensation and write-down of mineral property interests, totaled $510,373 in fiscal 2009, compared to $412,229 in fiscal 2008.  The increases in general and administrative expenses in fiscal 2009 can be primarily attributed to five areas: an increase in finance costs from $Nil to $21,000; an increase in management fees from $67,000 to $80,000, an increase in legal, accounting and audit from $24,649 to $53,583, an increase in office and administration from $55,196 to $90,724 and an increase in shareholder communications costs from $152,605 to $165,058.

These increases were offset by a decrease in foreign exchange from $27,986 in fiscal 2008 to $4,991 in fiscal 2009.  Cream conducted exploration activities in Mexico and Sierra Leone, and as such, has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company’s cash balances are primarily held in Canadian dollars, with some balances in United States dollars and in Mexican pesos.  There can be significant volatility with these currencies compared to the Canadian dollar.  As the Company increases its activity in foreign jurisdictions, and carries larger asset balances denominated in foreign currencies, foreign exchange gains and losses will increase as currency values fluctuate.

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

In fiscal 2008 the Company issued entered into a loan agreement of $700,000, approved by the TSX Venture Exchange, with Frank Lang.  The loan agreement is for a total of $700,000 that was advanced by Mr. Lang, to be repaid by October 26, 2008.  Interest is calculated at an annual rate of 6%, payable quarterly, payments commencing 90 days from November 30, 2007.  In fiscal 2009, $21,000 in interest had been accrued or paid with respect to the loan agreement.  There was no interest paid in fiscal 2008.  The interest paid on the loan has not revised, and Mr. Lang has not requested payment of the loan.

The fees paid to Lang Mining Corporation totaled $60,000 in both fiscal periods.  Consulting fees of $20,000 (fiscal 2008 - $7,000) were paid to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Legal, accounting and audit costs increased from $24,649 in fiscal 2008 to $53,583 in fiscal 2009.  The increase relates to increases in audit fees.  The audit costs for the year ended March 31, 2008, were higher than the estimated accrual for that year, and as a result, the current fiscal year accrual has been increased.  Changes in generally accepted accounting principles, further reviews of internal controls and more audit testing are expected to be undertaken in the balance of the year ended March 31, 2009, which will likely continue to increase accounting and audit costs further.  No major legal expense was incurred in fiscal 2009.

Salaries and benefits have increased from $80,699 in fiscal 2008 to $90,333 in fiscal 2009.  Wages may increase in future due to the increased time required to comply with changing reporting and regulatory regulations.  Increased regulatory requirements have resulted in an overall increase in salaries, office and administration costs.  Administration costs increased from $55,196 in fiscal 2008 to $90,724 in fiscal 2009.  Office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  LMC Management Services Ltd. provides these services on a full cost recovery basis to Cream and other public companies sharing office space.

In fiscal 2009 and fiscal 2008, fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.  The payment of these fees commenced in the second quarter of fiscal 2007.  The fees are capitalized to the Nuevo Milenio property exploration and development costs.

Stock-based compensation of $40,879 in fiscal 2009 compares to $279,067 in fiscal 2008.  The decrease in expense relates to the amount and timing of vesting of stock options granted to directors, officers, consultants and employees.

Shareholder communications costs have increased from $152,605 in fiscal 2008 to $165,058 in fiscal 2008.

The Company granted 780,000 stock options to CHF Investor Relations (Cavalcanti Hume Funfer Inc.) of Toronto and Calgary (“CHF”), an investor relations firm specializing in mineral resource companies, as the Company’s investor relations counsel: 260,000 at a price of $0.75, 260,000 at a price of $0.85, and 260,000 at a price of $0.85, with an expiry date of September 21, 2012.  The fair value of the stock options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4.59%; expected life in years – 1.5, and expected volatility of 92%.  The fair value per option at the time of grant was $0.13, $0.12 and $0.11 for the options granted at prices of $0.65, $0.75 and $0.85, respectively.  These options were cancelled in the second quarter of fiscal 2009, when the contract with CHF was terminated.  The Company paid $37,500 for these services in fiscal 2009, compared to $15,000 in fiscal 2008.

The Company has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $12,000 in both periods.  Axino AG was paid $45,000 (2008 - $37,500), and the contract was terminated early in the third quarter of the year ended

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

March 31, 2009.  Dynamic Stock Market Analysts were paid $22,192 (2008 - $18,250) to help the Company increase its presence on the internet.  This contract has not been renewed.  Robert Paul was hired in September 2007 to provide services in the Vancouver office to shareholders and investors at a cost of $3,000 monthly.  Other contracts in place in fiscal 2008 were not renewed in the year ended March 31, 2008.

Interest and other income decreased from $2908 in fiscal 2008 to $500 in fiscal 2009 as a result of lower cash balances.

The Company wrote-down its interest in the Cream Offshore claims, exploration work undertaken on the Sewa River onshore claims, its interest in the Kootenay-Gemstone Property and the Grand Nickel Project in Manitoba for a total of $2,400,438.

Three Months Ended September 30, 2008 (“Q2 2009”), Compared to Three Months Ended September 30, 2007 (“Q2 2008”)

For Q2 2009, Cream incurred a loss of $2,389,994 or $0.05 per common share, compared to $317,574 or $0.01 per common share for Q2 2008.  Total general and administrative expenses, before interest income, stock-based compensation, and write-down of mineral properties were $269,108 in Q2 2009 as compared to $210,195 in Q2 2008.  Significant increases are $10,672 in finance costs and an increase in legal, accounting and audit of $30,129.  Salaries, and office and administration have increased, but are offset by a decrease in shareholder communications costs in Q2 2009.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $10,000 per month for the services of Frank Lang as President and CEO of the Company in Q2 2008 and Q2 2009.  These services are not provided through LMC Management Services Ltd., the management company that provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Consulting fees of $7,500 were paid in Q2 2009 to Kent Avenue Consulting Ltd., a private company, for the services of Sargent H. Berner, a director of the Company, compared to $2,500 in Q2 2008.

Stock-based compensation of $19,591 was recorded in Q2 2009, compared to stock-based compensation of $108,062 recorded in Q2 2008.  Stock-based compensation recorded in Q2 2008 and Q2 2009 is comprised of the vested portion of the options granted to directors, consultants and employees in August 2007 and December 2009.

The Company wrote-down its interest in the Cream Offshore claims, exploration work undertaken on the Sewa River onshore claims, its interest in the Kootenay-Gemstone Property and the Grand Nickel Project in Manitoba for a total of $2,105,100 in Q2 2009.

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total acquisition and exploration cost in the eight quarters in the past two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico
Fiscal 2007
Third Quarter	332,422	27,704	6,114	40	313,165
Fourth Quarter	199,613	2	52,134	45,164	496,933
Fiscal 2008
First Quarter	371,974	574	49,169	137,276	118,502
Second Quarter	208,635	164	10,499	121,847	584,113
Third Quarter	172,148	1,115	11,250	28,875	38,051
Fourth Quarter	605,900	163	4,771	50	43,584
Fiscal 2009
First Quarter	295,338	526	49,599	107,651	77,336
Second Quarter	172,997	--	21,650	17,876	69,774

Quarterly information for the eight quarters to September 30, 2008, is summarized as follows:

Statement of Operations Data	Three months ended December 31, 2007	Three months ended March 31, 2008	Three months ended June 30, 2008	Three months ended September 30, 2008
Investment and other income	$ 1,750	$ 1,088	$ 66	$ 434
General and administrative expenses	390,609	228,931	244,636
Stock-based compensation	63,805	71,612	21,288	19,591
Property investigations	31	--	--	--
Write-down of mineral property interests	--	1,586,240	295,338	2,105,100
Loss according to financial statements	452,695	1,885,695	561,196	2,389,994
Loss from continuing operations per common share	0.01	0.03	0.01	0.05
Statement of Operations Data	Three months ended December 31, 2006	Three months ended March 31, 2007	Three months ended June 30, 2007	Three months ended September 30, 2007
Investment and other income	$ 13,179	$ 1,322	$ 2,205	$ 703
General and administrative expenses	116,597	185,734	201,674	208,852
Stock-based compensation	15,105	5,440	170,985	108,082
Property investigations	--	--	360	1,343
Loss according to financial statements	118,523	189,852	370,814	317,574
Loss from continuing operations per common share	0.00	0.01	0.01	0.01

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

1.6

Liquidity

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging funding environment and the low price of Cream’s common shares make it difficult to raise funds by private placements of shares. In addition the Company must exercise prudent judgement when attempting to raise capital through the issuance of common shares to minimize dilution to existing shareholders.  Therefore the Company must therefore rely on its ability to market its projects and thereby raise cash in order to remain solvent, in addition to limited private placements that will be necessary to provide working capital.  There is no assurance that the Company will be successful with any financing ventures.  Please refer to the “Risks” section of this document.

At September 30, 2008, Cream had a working capital deficiency of $1,554,879 (a measurement tool generally defined as current assets less current liabilities) compared to a working capital deficiency of $1,060,686 at March 31, 2008, and an accumulated deficit of $24,573,134 (March 31, 2008 - $21,621,944).

Plans for Fiscal 2009

The Company is focusing on the continuing exploration of its Nuevo Milenio property and plans on expending flow-through funds on its mineral property interests in Manitoba and British Columbia.

Risks

At September 30, 2008, the Company has a significant working capital deficiency.  The deficiency is primarily related to an interest-bearing loan payable to Frank Lang of $700,000 and additional cash advances from Mr. Lang of approximately $415,000 at the date of this Quarterly Report.  It is estimated that it may require approximately $2.0 - $4.0 million in total working capital to operate the Company and repay the advances from Mr. Lang in the current fiscal year, unless another form of repayment of the loan payable is entered into.  The ability to raise working capital directly impacts the ability of the Company to undertake any planned exploration programs.  Sufficient work must be undertaken on any claims to keep the claims in good standing.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of Cream’s common stock limits Cream’s ability to raise additional capital by issuing additional shares.  There are several reasons for these effects.  First, the internal policies of certain

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Cream’s shareholders pay transaction costs that are a higher percentage of their total share value than if Cream’s share price were substantially higher.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Mexican subsidiary of the Company has a value-added tax receivable.  The Company must make application for the recovery of the taxes for the prior two fiscal years.  The Company has received prior years’ value-added tax recoveries.

Investing Activities and Capital Expenditures

Current assets increased to $299,561 at September 30, 2008, from $272,021 at March 31, 2008.  The market value of investments in marketable securities was $7,740 at September 30, 2008, compared to $24,767 at March 31, 2008.  The marketable securities held are highly volatile.  At September 30, 2008, the book value of these publicly traded securities is $31,704 (March 31, 2008 - $31,704).  Investments include shares with a book value of $30,796 (March 31, 2008 - $30,796) that are investments in companies with officers and directors in common with the Company.

Capital Resources

During the six months ended September 30, 2008, no stock options, warrants, or agent’s warrants were exercised.

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 5,081,259 common shares under the stock option plan approved by shareholders at the Company’s annual meeting held in September 2008.  At September 30, 2008, 4,194,900 (March 31, 2008, 5,349,900 (granted under the previous stock option plan)) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for immediate vesting or terms of vesting at the discretion of the Company, pursuant to the policies of the TSX Venture Exchange.

In the six months ended September 30, 2008, the Company completed a private placement financing consisting of 1,658,635 non-flow-through units (“NFT Unit) at a price of $0.22 per NFT Unit, each NFT Unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing at an exercise price of $0.25.  Compensation of 90,000 finder’s units was issued and payment of a finder’s fee of $2,912 was made with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company for a period of 12 months following the date of issue of the finder’s unit at an exercise price of $0.25.

In addition, 1,010,800 flow-through units (“FT Unit”) were issued at a price of $0.25 per FT Unit.  Each FT Unit was comprised of one common share and one non-transferable share purchase warrant.  Each

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing at an exercise price of $0.28.  Compensation of 81,080 finder’s units was issued and a payment of a finder’s fee of $3,088 was made with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company for a period of 12 months following the date of issue of the Finder’s Unit at an exercise price of $0.28.

If the Company shares trade at or above $0.40 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the Warrants and Finder’s Unit Warrants by providing notice in writing to the holders of such securities, whereby the Warrants and Finder’s Unit Warrants will expire within 30 days from the date of such written notice.

The financings completed during the six months ended September 30, 2008, are not sufficient for the Company to continue its planned exploration programs.  Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The interim consolidated financial statements referred to in this quarterly report do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions with Related Parties

Six months ended September 30,
2008		2007
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 229,494	$ 155,365
Lang Mining Corporation (b)	60,000	60,000
Kent Avenue Consulting Ltd. (c)	20,000	7,000
Fred Holcapek (d)	US 51,000	US 51,000

	September 30, 2008	March 31, 2008
Balances payable to (f):
LMC Management Services Ltd. (a)	$ 212,756	$ 89,004
Lang Mining Corporation (b)	63,000	10,500
Ainsworth Jenkins - Casierra project (b)	40,404	39,038
Directors (f)	1,185,010	961,641
	$ 1,501,170	$ 1,100,183

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

deposit with LMC under the terms of the services agreement, and is currently in arrears.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining has provided management services to the Company at a rate of $10,000 per month since November 1, 2006.

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Mr. Ben Ainsworth also holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation.

During the year ended March 31, 2008, Mr. Lang had advanced $700,000 to the Company without interest or repayment terms.  In consideration, the Company issued 411,764 common shares to Mr. Lang as bonus shares in lieu of interest.  The value of these shares was calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company is paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable commencing November 30, 2007, and interest payments are payable every ninety (90) days thereafter until the loan is repaid in full.  For the six months ended September 30, 2008, the interest totals $21,000.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.  Mr. Lang has advanced an additional $415,000 to September 30, 2008, which has been advanced without interest or repayment terms. The Company and Mr. Lang are currently negotiating an agreement to define interest and repayment terms.

(c)

Consulting fees are paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through LMC, and are also included in the balance for services provided by LMC.  Any amount owing to Kent Avenue Consulting Ltd. is owed to LMC, and so is included in the net receivable or payable from or to LMC.

(d)

Fees are paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(e)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds an interest in the Stephens Lake property jointly with Sultan and ValGold.

(f)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

(g)

Related parties participated in the private placements described in capital resources.  All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10

Fourth Quarter

Not applicable.

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

As at September 30, 2008, the Company was a venture issuer. Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the B-S option pricing model to estimate a value for these options.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

1.13

Critical Accounting Policies and Changes in Accounting Policies

Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transactions Costs” (EIC 166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held for trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held for trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC 166 effective April 1, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC 166 and determined that no adjustments are required.

Capital disclosures

CICA handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company’s capital and how it is managed.  Under this standard, the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel: (i) qualitative information about its objectives, policies and processes for managing capital; (ii) summary quantitative data about what it manages as capital; (iii) whether during the period it completed with any externally imposed capital requirements to which it is subject; and (iv) when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

This standard is effective for interim and annual financial statements beginning on January 1, 2008, or for the Company, April 1, 2008.  The Company manages its common shares, options and warrants as capital.  As the Company is in the exploration state, its principal source of funds is from the issuance of common shares.  It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders.

The Company is listed on the TSX Venture Exchange.  The TSX Venture Exchange imposes certain capital requirements prior to listing; however, there are no ongoing capital requirements to remain listed on the TSX Venture Exchange.

Financial instruments disclosures

CICA Handbook Section 3862, “Financial Instruments – Disclosures”, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the Company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.  The Company will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.  The section requires specific disclosures to be made, including the criteria for (i) designating financial assets and liabilities as held for trading; (ii) designating financial assets as available-for-sale; and (iii) determining when impairment is recorded against the related financial asset or when an allowance account is used.  This standard is effective for interim and annual financial statements beginning on January 1, 2008, or in the case of the Company, April 1, 2008.

As of September 30, 2008, the Company’s carrying values of cash, taxes recoverable, accounts receivable, and accounts payable approximate their fair market values.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash and cash equivalents, short-term investments, and accounts receivable.  The Company deposits cash and short-term investments with Canadian chartered banks with a credit rating of R-1 High or equivalent.

Currency risk

As at September 30, 2008, most of the Company’s cash and short-term investments were held in Canadian dollars.  The Company’s functional and reporting currency is the Canadian dollar.  The Company’s currency risk is nominal, as cash balances kept in United States dollars are nominal and are used primarily for wire transfers for exploration expenditures outside of Canada, paid in local currencies or United States dollars.

Interest rate risk

Included in the loss for the period in these interim financial statements is interest income on Canadian dollar cash and short-term investments.  If interest rates throughout the period had been 10 basis points (0.1% lower (higher), then the loss for the period would have been nominal and would have had no effect on the operations of the Company.

Liquidity risk

The Company manages liquidity risk by maintaining sufficient cash and short-term investment balances.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital in order to meet short-term obligations.  The Company has completed an equity financing subject to

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

September 30, 2008.  Most of the current working capital has been provided by the chairman, Mr. Frank A. Lang, resulting in a working capital deficiency, due to the short-term nature of the advances.

Market risks

The significant market risks to which the Company is exposed are commodity price risk, interest rate risk and foreign exchange risk.

Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market prices of gold, silver and diamonds, all commodities or precious metals that are being explored in the two mineral property interests held by the Company with significant exploration costs incurred in the previous two fiscal years.

General standards on financial statement presentation

CICA Handbook section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  The changes are effective for interim and annual financial statements beginning on or after January 1, 2008, or April 1, 2008, for the Company.  The adoption of these changes has not had an impact on its interim financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.14

Financial Instruments and Other Instruments

The Company’s financial instruments are comprised of cash and cash equivalents, taxes recoverable, amounts due to and from related parties, and accounts payable and accrued liabilities.  Financial instruments are recorded at cost as their fair values approximate their carrying values due to the immediate or short-term maturity of the financial instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

A significant portion of the Company’s current assets are held in Canadian dollars.  To date the Company has not made use of currency hedges.

1.15

Other MD& A Requirements

See the unaudited interim consolidated financial statements for the six months ended September 30, 2008 and 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of November 28, 2008, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at November 28 2008

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

50,812,588 common shares are issued and outstanding

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
957,300	0.54	December 18, 2008
416,100	0.30	October 6, 2009
715,000	0.165	August 3, 2010
100,000	0.50	June 11, 2011
310,000	0.53	January 29, 2012
1,546,500	0.50	April 18, 2012
150,000	0.50	December 11, 2012
4,194,500

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
1,250,000	$0.50	February 21, 2009
745,000	$0.55/$0.65	November 30, 2008/09
49,600	$0.55/$0.65	November 30, 2008/09
630,250	$0.55/$0.65	December 10, 2008/09
94,040	$0.55/$0.65	December 10, 2008/09
1,010,800	$0.28	July 8, 2009
81,080	$0.28	July 8, 2009
1,658,635	$0.25	July 8, 2009
91,000	$0.25	July 8, 2009
5,610,405

Other Information

Controls and Procedures

As of September 30, 2008, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

There were no changes in the Company’s internal controls over financial reporting during the six months ended September 30, 2008, that have materially affected or are reasonably likely to materially affect its internal controls over financial reporting.

Cream Minerals Ltd.

Quarterly Report

Three and Six Months Ended (Q2)
September 30, 2008

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

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